November 29, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street N.E.

Washington, D.C. 20549

Re: GEX Management, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2020

Filed April 15, 2021

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2021

Filed August 1, 2022

File No. 001-38288

Dear Division of Corporate Finance:

We are submitting this letter on behalf of GEX Management, Inc. (the “Company” or “GEX”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail and dated October 18, 2022, in which you requested certain additional information regarding our Form 10-K for the Fiscal Year Ended December 31, 2020, filed April 15, 2021 and Amendment No. 1 to the Form 10-K for the Fiscal Year Ended December 31, 2021, filed August 1, 2022. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2021

Management’s Annual Report on Internal Control over Financial Reporting, page 12

1.	Please amend your filing to provide your conclusion on the effectiveness of your internal controls over financial reporting (“ICFR”) pursuant to Item 308(a)(3) of Regulation S-K. Note this is in addition to the requirement to provide a conclusion regarding disclosure controls and procedures required by Item 307 of Regulation S-K. In disclosing your conclusion about ICFR, please explain to us how the deficiencies noted in management’s annual report on internal control over financial reporting impacted your assessment of and conclusion on your disclosure controls and procedures

The following modifications have been included in Item 9A of December 31, 2021 Form 10-K/A and the amended filing has been submitted on November 29, 2022:

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of our Chief Executive Officer, the Company conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2021 using the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2021, the Company determined that there were control deficiencies that constituted material weaknesses under COSO and SEC rules are, as described below:

(1) lack of a functioning audit committee and lack of a majority of independent directors on the Company’s board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures; (2) inadequate segregation of duties consistent with control objectives; and (3) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements. The aforementioned potential material weaknesses were identified by the Company’s Chief Financial Officer in connection with the preparation of our financial statements as of December 31, 2021 and communicated the matters to our management and board of directors.

Management is currently evaluating remediation plans for the above control deficiency.

Accordingly, the Company concluded that this control deficiency resulted in a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by the company’s internal controls.

As a result of the material weaknesses described above, management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2021 based on criteria established in Internal Control—Integrated Framework issued by COSO.

Report of Independent Registered Public Accounting Firm, page 21

2.	The opinion paragraph refers to the two year period for the statement of operations, shareholders’ deficit and cash flows. Please clarify for us if the audit and opinion for these statements is for a two year period or for each year in the two year period. If the latter, revise the report accordingly. Refer to AS 3101.08.c. If for a two year period, please explain the basis for this period.

The filing has been amended to update the report that the audit and opinion is for each year in the two-year period.

Should you have any further questions, please do not hesitate to contact the undersigned at (678) 327-7396.

Sincerely,

/s/ Sri Vanamali
Sri Vanamali
Chief Executive and Chief Financial Officer